OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD IDENTIFIES NEW HIGH-GRADE VEIN

AT WILLOW CREEK, ALASKA

Vancouver, BC, Canada – October 15, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that a recently completed 234 sample soil grid along with rock samples of quartz vein rubble, strongly suggest that the vein system mined on Bullion Mountain in the Willow Creek District extends beyond a fault that bounded historic production. The gold in soil anomaly is 800 m long and open but the highlights of the sample program are the discovery of three quartz vein sub-crops that assayed 1.48 oz, 0.50 oz and 0.53 oz Au/t (50.74 g, 17.05 g and 18.15 g Au/t). The adjoining Gold Bullion Mine had historic production of 77,000 ounces at 1.4 oz Au/t (48.00 g Au/t). Miranda controls the majority of the Willow Creek mining district. Historical mines within the holdings include the Lucky Shot, War Baby, Coleman, Nippon and Gold Bullion. The first three of these mines lie along Lucky Shot Ridge while the Nippon and Gold Bullion mines lie 3 km to the east on Bullion Mountain.

The soil grid satisfied 2014 assessment requirements and was designed to test the Bullion Mountain area for new vein segments. Miranda thinks that the Lucky Shot Ridge and Bullion Mountain veins are fault offsets of the same zone of high-grade gold quartz veins and that the area where the soil grid is located offers exploration potential for a new discovery. For perspective, the new 800 m long soil anomaly which remains open compares favorably to the Lucky Shot vein that produced more than 350,000 ounces at greater than 1.2 oz Au/t (41.14 g Au/t) along 1200 m of vein.

Veins in the Willow Creek District rarely outcrop but can be detected by close-spaced soil sampling. The new soil results compare well with orientation soil sampling above the upper Coleman segment of the Lucky Shot vein, where Miranda recently reported a NI43-101 compliant measured and indicated resource of 62,100 troy ounces contained in 78,700 tonnes at an average grade of 24.6 g Au/t with another 4,100 troy ounces gold contained in 5,300 tonnes at an average grade of 24.2 g Au/t reported as inferred (news release September 11, 2014).

The soil anomalies show discrete breaks from background and are defined as having gold values of greater than 0.100 ppm to 2.00 ppm. The samples were taken on 20 m centers on 200 m spaced lines. Three or more linear anomalies are reflected consistently on 5 successive lines of the grid; the anomalies extend for 800 m and remain open. The three samples of quartz vein sub-crop within the anomalous gold in soil area have assay values of 1.48 oz, 0.50 oz and 0.53 oz Au/t (50.74 g, 17.05 g, and 18.15 g Au/t) and indicate that the soil anomalies likely reflect new high-grade vein segments in the district. All vein samples contained visible gold.

Miranda is encouraged by these exploration results as they indicate new vein segments can be quickly identified and advanced to drill targets in the Willow Creek District.

Project Details

At Willow, gold is found in low-sulfide mesothermal quartz veins within an east-west, shallow, north-dipping, shear zone. The Willow Creek project is held by Miranda under an 80-year lease from Alaska Hardrock Inc. and lies approximately 166 km north of Anchorage. The project area is east of the town of Willow and can be accessed by a well maintained gravel road. The project covers the majority of the historical Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). Numerous historical mines occur on the property including the Lucky Shot, Coleman, War Baby, Nippon and Gold Bullion Mines. Gold is commonly coarse and associated with banded tellurides and minor sulfide.

Historic production from land controlled by Miranda is estimated at greater than 500,000 ounces at 1.2 oz Au/t (41.14 g Au/t), primarily from three closed-spaced mines developed on the Lucky Shot vein. Miranda thinks that other high-grade mineralized shoots are likely to occur near other historic mines.

Gold Torrent Inc. has completed its due diligence on the Willow Creek Project and is working with Miranda to finalize a Joint Venture Agreement. Once the Joint Venture Agreement is signed Miranda anticipates that Gold Torrent will begin permitting, underground drilling, and other work needed to expand the resource base and fast-track the Coleman into production. Based on the terms of the Joint Venture, Gold Torrent will fund the first US$10 million in capital costs. Miranda will receive 10% of the distributable cash flow until Gold Torrent is repaid and then 30% of the cash flow thereafter. (news release August 6, 2014).

Qualified Person

Data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Executive Vice President and Director Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska, and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle Ltd., Montezuma Mines Inc., Prism Resources Inc., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

Chairman and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.